                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For September 27, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F   X                     Form 40-F
                     -------                            -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                               No   X
               ----------                       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         International Uranium Corporation
                                         ---------------------------------
                                                           (Registrant)

Date:  September 27, 2006                        By:  /s/  Ron F. Hochstein
       ----------------------                         ---------------------
                                             Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit Number     Description
--------------     -----------

     1 Computershare Trust Company of Canada's letter dated September 26, 2006 confirming Company's Meeting and Record Date

(COMPUTERSHARE LOGO)
                                           Computershare Trust Company of Canada
                                           510 Burrard Street, 3rd floor
                                           Vancouver, BC V6C 3B9
                                           Tel: 604.661.9400
                                           Fax: 604.661.9401

September 26, 2006

Dear Sirs:   All applicable Exchanges and Commissions

Subject:     INTERNATIONAL URANIUM CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

 1.Meeting Type                                                    : Special Meeting
 2.CUSIP/Class of Security entitled to receive notification        : 46052H102/CA46052H1029/COMMON
 3.CUSIP/Class of Security entitled to vote                        : 46052H102/CA46052H1029/COMMON
 4.Record Date for Notice                                          : 16 Oct 2006
 5.Record date for Voting                                          : 16 Oct 2006
 6.Beneficial Ownership determination date                         : 16 Oct 2006
 7.Meeting Date                                                    : 20 Nov 2006
 8.Meeting Location                                                : Toronto, ON

Sincerely,



Brian Kim
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401